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                                                                    Exhibit 23.3

                          Independent Auditors' Consent

The Board of Directors and Stockholders
PEPC Worldwide N.V.:

We consent to use of our report included herein dated September 23, 2002, with respect to the consolidated balance sheets of PEPC Worldwide N.V. and subsidiaries (a development stage company) as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive loss, stockholders' deficit, and cash flows for the years ended December 31, 2001 and 2000, the period from inception (October 15, 1999) through December 31, 1999 and the period from inception (October 15, 1999)through December 31, 2001 and to the reference to our firm under the heading "Statement by Experts" in the prospectus.

KPMG Accountants N.V.


Amstelveen, The Netherlands
September 30, 2002